UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 23, 2018

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7.Departure of Certain Officers

Departure of Chief Financial Officer, Vice President and Treasurer of Our Manager

As of October 30, 2018, Karen Fleck, the Company’s principal financial officer and principal accounting officer, will depart from her role as Chief Financial Officer, Vice President and Treasurer of our Manager, and is no longer an employee of our Manager, Realty Mogul, Co., or any of their affiliates.

Appointment of Interim Chief Financial Officer of Our Manager

As of October 30, 2018, Jilliene Helman will serve as the Chief Executive Officer, Interim Chief Financial Officer, and Secretary of our Manager.  As Interim Chief Financial Officer, Ms. Helman will assume the role of the Company’s principal financial officer and principal accounting officer.

Item 9.Other Events

Declaration of Distributions

 On October 22, 2018, our Manager authorized a cash distribution of $0.0647 per share of the Company’s common shares to shareholders of record as of October 31, 2018. The Manager expects that the distributions will be paid on or about November 15, 2018.

 This distribution equates to approximately 8.00% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.76% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning October 1, 2018 and ending October 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

 While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of September 30, 2018

As of September 30, 2018, our net asset value (“NAV”) per common share is $9.70. This NAV per share will be effective until updated by us on or about December 31, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” our affiliates’ internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017. The NAV per share calculation as of September 30, 2018 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2018.

As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning October 31, 2018, the offering price per share will remain $10 per share, which is the greater of $10 per share or our NAV per share, as previously disclosed in a supplement to our Offering Circular dated October 24, 2017. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about December 31, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our share repurchase program.

Asset Acquisitions

Riverside Office Portfolio – Riverside, CA

On October 22, 2018, we acquired a $2,500,000 mezzanine loan (the “Mezzanine Debt”) in the acquisition of Riverside Office Portfolio, five Class A office buildings (four 3-story buildings and one single-story building) totaling 223,711 square feet in downtown Riverside, California (the “Riverside Property”).

We acquired the Mezzanine Debt from Realty Mogul Commercial Capital, Co. for a purchase price of $2,500,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment. The Mezzanine Debt is interest only with a fixed interest rate of 13.0% and has a remaining term of 24 months, as of the acquisition date.

The Riverside Property consists of two non-contiguous Class A multi-building office projects comprising five buildings and totaling 223,711 square feet. The two projects are located approximately 1.7 miles from each other in downtown Riverside. Each building is situated on an individual parcel. The Riverside Property is currently 85% leased and features a parking ratio of 3.8:1,000 square foot.

The first office project, Market Street Corporate Center,  consists of three Class A buildings totaling 133,557 square feet and is situated on 7.01 acres. The buildings were constructed between 2004 and 2006 and offer freeway access and visibility, as well as a parking ratio of 3.3:1,000 square foot. Available vacant suites range from 1,400 square feet to 12,700 square feet. Major tenants include Riverside County, HDR Engineering and Kleinfelder.

The second office project, Riverside Gateway I & II, consists of two Class A office buildings totaling 90,154 square feet. The buildings offer parking at a ratio of 4.6:1,000 square foot and are immediately adjacent to the Riverside Amtrak Metro station as well as Highway 91. Major tenants include the FBI, Fidelity Title Insurance, Merrill Lynch and Brandman University.

The real estate company sponsoring this transaction purchased the Riverside Property for $44.25 million on October 22, 2018. The real estate company plans to execute a moderate lease-up strategy of the Riverside Property over 12 months and renovate of the common area.

Upon execution of the lease-up and renovation of each building, the real estate company intends to sell each individual parcel, expecting to draw 1031 buyers looking for well-leased office exposure. The senior lender structured financing provisions preventing any leakage of the initial sales proceeds to the real estate company and requiring certain value thresholds for release of the parcels.

The real estate company is a private real estate investment firm based in Laguna Beach, California that invests in commercial real estate in partnership with a broad base of institutional and private investors. The company offers a full-service investment platform providing property management, leasing, construction management, and finance through its wholly-owned affiliate.

The company was founded in 2010 and has since completed over $500 million of multifamily, office, flex, industrial, retail and hospitality investments totaling 2.35 million square feet throughout Arizona, California, Colorado, Nevada and Texas. Over the past ten years, the company has managed partnerships that have acquired over 600 residential properties and four million square feet of commercial real estate.

The Riverside submarket extends west to Eastvale and as far east as Cabazon. The majority of the Riverside submarkets’ offices are clustered in downtown Riverside and along SR-91. Riverside has a high concentration of law firms, medical service providers and government offices. The largest single office-using group in Riverside is the Riverside County District Attorney’s office.

Given its proximate distance to Los Angeles and San Diego, downtown Riverside has experienced continuous growth as employers and employees alike shift from coastal to inland areas in pursuit of lower costs of living and a higher quality of life.

Naugatuck Valley Shopping Center – Waterbury, CT

On October 23, 2018, we acquired a $3,000,000 preferred equity investment (the “PE Investment”) to facilitate in the acquisition and stabilization of Naugatuck Valley Shopping Center in Waterbury, Connecticut (the “Waterbury  Property”).

We acquired the PE Investment from Realty Mogul Commercial Capital, Co. for a purchase price of $3,022,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment. The PE Investment is interest only with a fixed interest rate of approximately 12.0% and has a remaining term of approximately 54 months, as of the acquisition date.

Originally constructed in 2001 and 2004, the Waterbury Property consists of 382,884 square feet in three multi-tenant strips totaling 17 suites, three outparcels, and a gas station situated across 50.5 acres. As of June 30, 2018, the Waterbury Property was 82.4% occupied with average in-place rents of approximately $11.70 per square foot NNN. The weighted average lease term is approximately 6.49 years. The Waterbury Property features two traffic lighted intersections, two entrances, and a parking ratio of approximately 5.6:1,000 square foot (2,155 spaces).

The real estate company sponsoring this transaction purchased the Waterbury Property for $24.5 million on March 27, 2018. The real estate company viewed the transaction as an opportunity to acquire a well-maintained retail asset with value-add potential at a discount to replacement cost. The real estate company anticipates using approximately $2.7 million to address tenant improvements and leasing commissions associated with the leasing strategy and renovation plan. The costs will be funded from cash flow from operations. The target hold period is five years with a contemplated exit via sale.

The real estate company sponsoring this transaction is a New York-based real estate investment company that has acquired and syndicated over one million square feet of commercial property. The principal has operated the company for a decade with the goal to acquire value-add, income producing commercial real estate property. The company is vertically integrated with in-house construction and leasing capabilities.

The Waterbury Property is situated in the Waterbury submarket of the greater New Haven MSA. Per Costar, as of March 2018, vacancy in New Haven had fallen to the submarket’s lowest point in decades. Demographics, however, may limit growth, and retailers moving into new, more productive locations have left behind large vacant blocks. Leasing is driven largely by local demand by stores that have not yet felt a significant push from online competition. Rents are still short of their prerecession peaks, and on aggregate, pricing gains have been minimal over the past decade.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Secretary

Date:	October 23, 2018